UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 333-03097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

La-Z-Boy Incorporated
Retirement Savings Plan

Index to Financial Statements and Supplemental Information	Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5

Notes to Financial Statements	6-16

Supplemental Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011	17

Signature	18

Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the La-Z-Boy Incorporated Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the La-Z-Boy Incorporated Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

June 27, 2012

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La-Z-Boy Incorporated
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets

Investments, at fair value (see Note 5)	$115,618,048	$116,389,416
Participant notes receivable	7,448,979	7,301,859
Employee contributions receivable	54,864	62,094
Employer contributions receivable	21,645	22,865
Assets available for benefits	123,143,536	123,776,234

Liabilities

Excess contributions payable to participants (see Note 3)	155,083	125,472
Net assets available for benefits, at fair value	122,988,453	123,650,762

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(387,085)	(287,430)

Net assets available for benefits	$122,601,368	$123,363,332

The accompanying notes are an integral part of these financial statements.

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La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2011
Additions:

Investment income:
Interest and dividend income	$2,477,197
Net appreciation in fair value of investments	527,865
Net investment income	3,005,062

Interest income on notes receivable from participants	345,230

Contributions:
Participant	6,498,760
Employer	2,050,157
Rollovers	393,994
Total contributions	8,942,911

Total additions	12,293,203

Deductions:

Benefits paid to participants	13,021,095
Administrative expenses	34,072
Total deductions	13,055,167

Net decrease	(761,964)

Net assets available for benefits:

Beginning of year	123,363,332

End of year	$122,601,368

The accompanying notes are an integral part of these financial statements.

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La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

Note 1: Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

La-Z-Boy Incorporated (the "Company") sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the “Board”), which oversees the investment options selected for the Plan.  Mercer Trust Company (the "Trustee") serves as the trustee of the Plan, and Mercer HR Services, LLC is the record keeper for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective August 2011, the Plan was amended to allow employees of the Company’s subsidiary, La-Z-Boy Furniture Galleries of California, LLC, to participate in the Plan.

Subsequent to year-end, and effective May 2012, the Plan was amended to include a profit sharing contribution based on the Company’s total operating income exceeding a predetermined threshold.

Participation and Eligibility

Employees of the Company and eligible subsidiaries who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day after they meet these requirements, with the exception of the Company’s ineligible subsidiaries. Employees of ineligible subsidiaries are not allowed to participate in the Plan.

Vesting

Participants are always fully vested in their own deferral accounts. Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Notwithstanding the foregoing schedule, a participant becomes 100% vested in the employer matching contributions upon attaining “normal retirement age” as defined by the Plan.

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Contributions

Contributions to the Plan consist of the following:

a)	participants are permitted to make elective participant compensation deferral contributions in an amount up to eighty-five percent of eligible compensation, not to exceed $16,500 in 2011. All employees who are eligible to make salary deductions under this Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v), which were limited to $5,500 in 2011;

b)	the Plan provides for employer matching contributions as a percentage of participant’s elective contributions that does not exceed a percentage of the participant’s compensation for the payroll period;

c)	any forfeiture restoration amounts for participants with breaks in service; and

d)	amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

Forfeitures

The forfeited, non-vested employer matching portion of a terminated participant’s account may be used to reinstate previously forfeited account balances of former participants, pay administrative expenses of the Plan or reduce the Company’s matching contribution. During 2011, $67,833 of employer matching contributions were forfeited by terminated employees before those amounts became vested. During 2011, forfeited non-vested balances in the amount of $90,786 were used to offset the Company's matching contributions or Plan administrative expenses and $117,599 remains available to be used as an offset to future matching contributions or administrative expenses as of December 31, 2011. At December 31, 2010, $138,104 remained available to be used as an offset to future matching contributions or administrative expenses.

Voting Rights and Dividends

Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants. Each participant who has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid, and are treated as "benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund and presented as a component of employee contributions.

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Plan Benefits

Participants having four years of service under the Plan or attaining “normal retirement age” as defined by the Plan are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires. Each active participant's account is credited with the participant's contributions, the Company's contributions, and any earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

If a participant’s total vested account balance is $1,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

a)	lump sum payment; or

b)	payments over a certain period in monthly installments. The period over which such payment is to be made shall not extend beyond the earlier of the participant's life expectancy (or the life expectancy of the participant and the participant's designated beneficiary) or the limited distribution period provided for in section 7.5(b) of the Plan.

Death Benefits

Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits

Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need

Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship. In no event shall the amount exceed 100% of the participant’s elective account. The distribution shall be subject to personal income taxes.

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Participant Notes Receivable

The Plan allows for loans to participants and beneficiaries.  Participant and beneficiary loans may not be made for less than $1,000 or exceed the lesser of (i) $50,000 or (ii) 50% of the participant’s account balance less any current outstanding loans.  The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence, for which the term may be up to a reasonable period.  At December 31, 2011, such loans had interest rates ranging from 4.25% to 10% with maturity dates ranging from 2012-2025.  As participant loans are repaid through payroll deduction, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant loan is in default, the participant shall be treated as having received a taxable deemed distribution.

Expenses of the Plan

Trustee fees and investment management fees are paid by Plan participants based on participation in the various funds.  Loan fees are paid by the participants. All other Plan expenses, including administrative and professional fees, are paid by the Company.

Allocation of Assets

Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance. Trustee fees are allocated to participant accounts.

Investment Options

The Plan provides participants with several mutual fund, common collective trust fund and stable value fund investment options, as well as the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock. However, the Company Stock Fund was removed as an investment option for new contributions effective August 1, 2006.

Participant fund allocations are made in increments of one percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

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Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board issued guidance on improving the comparability of fair value measurements presented and disclosed in financial statements that are prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

In December 2011, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") Topic 210, "Balance Sheet", requiring companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective retrospectively for interim and annual periods beginning on or after January 1, 2013. Plan management anticipates the adoptions of this guidance will not have a material impact on the Plans' financial statements.

Investment Valuation

Investments are stated at fair value. Investments in securities traded on a national securities exchange are valued based on published quotations at the closing of business on the last business day of the plan year. Mutual fund investments are valued based on the quoted market prices as of the last business day of the plan year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the common collective trust relating to investment contracts, as well as the adjustment of the common collective trust relating to fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

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Stable Value Fund – The contract value of the Wells Fargo Stable Value Fund was $14,554,693 and $13,048,036 at December 31, 2011 and 2010, respectively. The fair value of the fund was $14,941,778 and $13,335,466 at December 31, 2011 and 2010, respectively. The estimated fair value of the collective trust fund is net asset value, exclusive of the adjustment to contract value. The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions on redemptions, nor does the Plan have restrictions on redemptions.

Collective Trust Fund – The collective trust fund is valued on a unit value basis either on a monthly or quarterly basis by the fund manager and is reviewed by the Plan’s fiduciaries for reasonableness. The fair value of this investment is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities. There are no unfunded commitments in this fund. The redemption frequency and notice period for this fund is daily. This fund invests in the S&P Index fund which invests in U.S. traded equities and cash.

Net Appreciation and Depreciation of Investments

Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation.  Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year.  Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Benefits

Payment of benefits is recorded when paid.

Note 3: Non-discrimination Testing

The results of the non-discrimination tests indicated that $155,083 and $125,472 of excess contributions in 2011 and 2010, respectively, need to be returned to participants and were considered a liability of the Plan as of the respective year-end.

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Note 4: Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	December 31,
	2011	2010
JPMorgan Core Bond Fund	$17,995,627	$17,909,541
Wells Fargo Stable Value Fund (at contract value)	14,554,693	13,048,036
Ivy Mid Cap Growth Fund	11,031,864	12,557,254
La-Z-Boy Incorporated common stock	10,756,765	9,282,814
NT Collective S&P 500 Index Fund	8,833,449	9,410,770
Vanguard Wellington	8,072,220	8,112,875
Fidelity Freedom 2020 Fund	7,258,720	7,237,419
Harbor International Fund	6,721,751	8,402,980

During 2011, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated (depreciated) by $527,865 as follows:

Mutual funds	$(2,533,708)
Collective trust funds	406,413
La-Z-Boy Incorporated common stock	2,655,160
$527,865

Note 5: Investments at Fair Value

Accounting standards require the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Accounting standards require the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

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Assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Ready-mixed funds	$22,490,258	$—	$—	$22,490,258
Growth funds	16,038,424	—	—	16,038,424
Blended funds	9,750,774	—	—	9,750,774
Value funds	14,810,973	—	—	14,810,973
Income funds	17,995,627	—	—	17,995,627
Total mutual funds	81,086,056	—	—	81,086,056

Common Collective Trusts
NT Collective S&P 500 Index fund	$—	$8,833,449	$—	$8,833,449
Wells Fargo Stable Value Fund	—	14,941,778	—	14,941,778
Total common collective trusts	—	23,775,227	—	23,775,227

La-Z-Boy Incorporated common stock	10,756,765	—	—	10,756,765
Total assets at fair value	$91,842,821	$23,775,227	$—	$115,618,048

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Assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual Funds
Ready-mixed funds	$21,822,765	$—	$—	$21,822,765
Growth funds	17,734,976	—	—	17,734,976
Blended funds	11,934,190	—	—	11,934,190
Value funds	14,958,894	—	—	14,958,894
Income funds	17,909,541	—	—	17,909,541
Total mutual funds	84,360,366	—	—	84,360,366

Common Collective Trusts
NT Collective S&P 500 Index fund	$—	$9,410,770	$—	$9,410,770
Wells Fargo Stable Value Fund	—	13,335,466	—	13,335,466
Total common collective trusts	—	22,746,236	—	22,746,236

La-Z-Boy Incorporated common stock	9,282,814	—	—	9,282,814
Total assets at fair value	$93,643,180	$22,746,236	$—	$116,389,416

Note 6: Party-in-interest

Investments in the Company Stock Fund consist of 903,681 and 1,029,137 shares of La-Z-Boy Incorporated common stock at December 31, 2011 and 2010, respectively.

Participant notes receivable consist of $7,448,979 and $7,301,859 at December 31, 2011 and 2010, respectively.

Note 7: Tax Status of the Plan

The Plan obtained its latest determination letter on June 10, 2003, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability of disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

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Note 8: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

Note 9: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of those securities will occur in the near term that would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Note 10: Reconciliation of Financial Statement to Form 5500

The Form 5500 is the tax return used to satisfy the annual reporting requirements of the Internal Revenue Code. The following is a reconciliation of net assets available for benefits on the financial statements to Form 5500 as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$122,601,368	$123,363,332
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive investment contracts	387,085	287,430
Net assets available for benefits per Form 5500	$122,988,453	$123,650,762

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The following is a reconciliation of changes in net assets available for benefits on the financial statements to Form 5500 as of December 31, 2011:

December 31,
2011
Total investment income per financial statements	$3,005,062
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive investment contracts	99,655
Net investment income per Form 5500	$3,104,717

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La-Z-Boy Incorporated

Retirement Savings Plan

Plan Number 015

EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Number of Shares Outstanding	Cost	Fair Value
	JPMorgan Core Bond Fund	Mutual fund – 1,518,618	**	$17,995,627
	Wells Fargo Stable Value Fund	Common Collective Trust – 313,341	**	14,941,778
	Ivy Mid Cap Growth Fund	Mutual fund – 651,232	**	11,031,864
	NT Collective S&P 500 Index Fund	Common Collective Trust – 75,084	**	8,833,449
*	La-Z-Boy Incorporated common stock	Common Stock – 903,681	**	10,756,765
	Harbor International Fund	Mutual fund – 128,155	**	6,721,751
	Vanguard Wellington	Mutual fund – 149,127	**	8,072,220
*	Participant Notes Receivable	Participant notes receivable carrying an interest rate of 4.25% to 10% and maturity dates ranging from 2012-2025.	**	7,448,979
	Fidelity Freedom 2020 Fund	Mutual fund – 553,256	**	7,258,720
	Fidelity Freedom 2030 Fund	Mutual fund – 476,010	**	6,111,970
	T. Rowe Price Blue Chip Growth Fund	Mutual fund – 129,771	**	5,006,560
	Fidelity Freedom 2040 Fund	Mutual fund – 649,004	**	4,776,670
	Loomis Sayles Value Fund A	Mutual fund – 219,550	**	3,907,989
	Victory/Diversified Stock Fund	Mutual fund – 209,476	**	3,029,023
	Artisan Mid Cap Value Fund	Mutual fund – 143,694	**	2,830,764
	Fidelity Freedom 2010 Fund	Mutual fund – 193,130	**	2,530,002
	Fidelity Freedom Income Fund	Mutual fund – 77,980	**	876,491
	Fidelity Freedom 2050 Fund	Mutual fund – 79,510	**	679,017
	Fidelity Freedom 2000 Fund	Mutual fund – 21,666	**	257,388
				$123,067,027

* La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.  All investments other than La-Z-Boy stock are mutual funds or common collective trust funds.

**Cost information for participant-directed investments has been omitted, as permitted by Section 2520.103- 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED
RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated
Plan Administrator

Date: June 28, 2012	BY: /s/ Margaret L. Mueller

Margaret L. Mueller
Corporate Controller On behalf of the registrant and as Chief Accounting Officer

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